Exhibit 3

MEDGENICS, INC.

STOCK INCENTIVE PLAN

RESTRICTED STOCK AWARD TERMS

The Participant specified below has been granted this Restricted Stock Award (“Award”) by MEDGENICS, INC., a Delaware corporation (the “Company”), under the terms of the MEDGENICS, INC. STOCK INCENTIVE PLAN (the “Incentive Plan”). The Award shall be subject to the Plan as well as the following terms and conditions (the “Award Agreement”):

Section 1.     Award. In accordance with the Incentive Plan, the Company hereby grants to the Participant this Award which represents me right to receive Common Stock (the “Covered Shares”) as set forth in Section 2. This Award is in all respects limited and conditioned as provided herein.

Section 2.     Terms of Restricted Stock Award. The following words and phrases relating to the grant of the Award shall have the following meanings:

(a)     The “Participant” is Isaac Blech.

(b)     The “Date of Grant” is January 2, 2014.

(c)     The number of “Covered Shares” is 7,000 shares of Common Stock.

Except where the context clearly implies to the contrary, any capitalized term in this Award Agreement shall have the meaning ascribed to that term under the Incentive Plan.

Section 3.     Restricted Period. This Award Agreement evidences the Company’s grant to the Participant as of the Date of Grant, on the terms and conditions described in this Award Agreement and in the Incentive Plan, the right of the Participant to receive stock free of restrictions once the Restricted Period ends.

(a)     Subject to the limitations of this Award Agreement, the “Restricted Period” for each installment of such Covered Shares (“Installment”) shall begin on the Date of Grant and end as described in the following schedule (but only if the Participant has not had a Termination of Service before the end of the Restricted Period):

INSTALLMENT	RESTRICTED PERIOD WILL END ON:
3,500	January 3, 2014
3,500	January 2, 2015

(b)     Notwithstanding the foregoing provisions of this Section 3, the Restricted Period for the Restricted Stock shall cease immediately, and the Restricted Stock shall become immediately and fully vested, upon (i) a Change in Control that occurs on or before the Participant’s Termination of Service or (ii) upon the Participant’s Termination of Service due to Disability or death.

(c)     In the event the Participant’s Termination of Service, other than as provided in subsection (b) above, occurs prior to the expiration of one or more Restricted Periods, the Participant shall forfeit all rights, title and interest in and to any Installment(s) of Covered Shares still subject to a Restricted Period as of the Participant’s Termination of Service date.

Section 4.     Delivery of Shares. Delivery of Stock under this Award Agreement and the Incentive Plan shall be subject to the following:

(a)     Compliance with Applicable Laws. Notwithstanding any other provision of this Award Agreement or the Incentive Plan, the Company shall have no obligation to deliver any Stock or make any other distribution of benefits under this Award Agreement or the Incentive Plan unless such delivery or distribution complies with all applicable laws (including the requirements of the Securities Act of 1933, as amended), and the applicable requirements of any securities exchange or similar entity.

(b)     Certificates. To the extent that this Award Agreement and the Incentive Plan provide for the issuance of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

Section 5.     Withholding. All deliveries of Covered Shares pursuant to this Award Agreement shall be subject to withholding of all applicable taxes. The Company shall have the right to require the Participant (or if applicable, permitted assigns, heirs or Designated Beneficiaries) to remit to the Company an amount sufficient to satisfy any tax requirements prior to the delivery date of any certificate or certificates for Stock under this Award Agreement. At the election of the Participant, subject to the rules and limitations as may be established by the Committee, such withholding obligations may be satisfied through the surrender of shares of Stock which the Participant already owns, or to which Participant is otherwise entitled under the Plan.

Section 6.     Non-Transferability of Award. During the Restricted Period, the Participant shall not sell, assign, transfer, pledge, hypothecate, mortgage, encumber or dispose of any Covered Shares awarded under this Award.

Section 7.     Dividends. The Participant shall be not entitled to receive dividends and distributions paid on the Covered Shares during the Restricted Period.

Section 8.     Voting Rights. The Participant shall be entitled to vote the Covered Shares during the Restricted Period; provided, however, that the Participant shall not be entitled to vote Covered Shares with respect to record dates for any Covered Shares occurring on or after the date, if any, on which the Participant has forfeited those Covered Shares.

Section 9.     Deposit of Restricted Stock Award. Each certificate issued with respect to Covered Shares awarded under this Award Agreement and subject to the restrictions contained herein, shall be registered in the name of the Participant and shall be retained by the Company, or an agent of the Company, until the end of the Restricted Period with respect to such Covered Shares.

Section 10.    Heirs and Successors. This Award Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company’s assets and business. If any rights of the Participant or benefits distributable to the Participant under this Award Agreement have not been settled or distributed, respectively, at the time of the Participant’s death, such rights shall be settled and payable to the Designated Beneficiary, and such benefits shall be distributed to the Designated Beneficiary, in accordance with the provisions of this Award Agreement and the Incentive Plan. The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form as the Committee may require. The designation of beneficiary form may be amended or revoked from time to time by the Participant. If a deceased Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any rights that would have been payable to the Participant and shall be payable to the legal representative of the estate of the Participant. If a deceased Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the settlement of Designated Beneficiary’s rights under this Award Agreement, then any rights that would have been payable to the Designated Beneficiary shall be payable to the legal representative of the estate of the Designated Beneficiary.

Section 11.    Administration. The authority to manage and control the operation and administration of this Award Agreement and the Incentive Plan shall be vested in the Committee, and the Committee shall have all powers with respect to this Award Agreement as it has with respect to the Incentive Plan. Any interpretation of this Award Agreement or the Incentive Plan by the Committee and any decision made by it with respect to this Award Agreement or the Incentive Plan are final and binding on all persons.

Section 12.    Incentive Plan Governs. Notwithstanding anything in this Award Agreement the contrary, this Award Agreement shall be subject to the terms of the Incentive Plan, a copy of which may be obtained by the Participant from the office of the Secretary of the Company; and this Award Agreement is subject to all interpretations, amendments, rules and regulations promulgated by the Committee from time to time pursuant to the Incentive Plan.

Section 13.    Not an Employment Contract. The Award will not confer on the Participant any right with respect to continuance of employment or other service with the Company or any Affiliate, nor will it interfere in any way with any right the Company or any Affiliate would otherwise have to terminate or modify the terms of such Participant’s employment or other service at any time.

Section 14.    No Rights As Shareholder. Except as otherwise provided herein, the Participant shall not have any rights of a shareholder with respect to the Covered Shares, until Stock has been duly issued and delivered to Participant.

Section 15.    Amendment. This Award Agreement may be amended in accordance with the provisions of the Incentive Plan, and may otherwise be amended by written Award Agreement of the Participant and the Company without the consent of any other person.

Section 16.    Section 409A Amendment. The Committee reserves the right (including the right to delegate such right) to unilaterally amend this Award Agreement without the consent of the Participant in order to maintain an exclusion from the application of, or to maintain compliance with, Code Section 409A. Participant’s acceptance of this Award constitutes acknowledgement and consent to such rights of the Committee.

IN WITNESS WHEREOF, the Company has caused this Award Agreement to be executed in its name and on its behalf, all as of the Date of Grant and the Participant acknowledges acceptance of the terms and conditions of this Award Agreement.

MEDGENICS, INC.

By:	/s/
Its:	VP Administration

/s/ Isaac Blech	1/21/14
ISAAC BLECH	Date